Securities and Exchange Commission, Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

DRAGON VICTORY INTERNATIONAL LIMITED

(Name of Issuer)

Ordinary Share, $0.0001 par value

(Title of Class of Securities)

G28365 107
(CUSIP Number)

Jianjun Sun
Hanshi Tower 22nd Floor, No. 1786 Binsheng Road,
Binjiang District, Hangzhou, Zhejiang Province, PRC

Telephone:  +86-571-82213772

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 8, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

CUSIP Number: G28365 107

(1)	Name of Reporting Persons: CYN Cherish Capital Limited
S.S. or I.R.S. Identification Nos. of above persons: N/A

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) OO

(5)	Check if Disclosure of Legal Proceedings is required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization: British Virgin Islands

Number of Shares Beneficially Owned By Each Reporting Person With	(7)	Sole Voting Power: 442,524

	(8)	Shared Voting Power: 0

	(9)	Sole Dispositive Power: 442,524

	(10)	Shared Dispositive Power: 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person:
442,524
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions). ☐

(13)	Percent of Class Represented by Amount in Row (11):
3.875% (1)
(14)	Type of Reporting Person (See Instructions): CO

(1) Percentage calculated based on 11,421,393 ordinary shares of the issuer outstanding as of May 22, 2020.

CUSIP Number: G28365 107

(1)	Name of Reporting Persons: Jianjun Sun
S.S. or I.R.S. Identification Nos. of above persons: N/A

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) OO

(5)	Check if Disclosure of Legal Proceedings is required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization: People’s Republic of China

Number of Shares Beneficially Owned By Each Reporting Person With	(7)	Sole Voting Power: 442,524

	(8)	Shared Voting Power: 0

	(9)	Sole Dispositive Power: 442,524

	(10)	Shared Dispositive Power: 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person:
442,524
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions). ☐

(13)	Percent of Class Represented by Amount in Row (11):
3.875% (1)
(14)	Type of Reporting Person (See Instructions): IN

(1) Percentage calculated based on 11,421,393 ordinary shares of the issuer outstanding as of May 22, 2020.

CUSIP Number: G28365 107

Item 1.	Security and Issuer.

This Amendment No. 2 (the “Amendment No. 2”) relates to the statement on Schedule 13D filed on September 24, 2018 (the “Initial 13D” and, as amended and supplemented through the date of this Amendment No. 2, collectively, the “Schedule 13D”) by the Reporting Persons, with respect to the ordinary shares, $0.0001 par value (the “Ordinary Shares”) of Dragon Victory International Limited (the “Issuer” or “Dragon Victory”). The principal executive offices of the Issuer are located at Hanshi Tower 22nd Floor, No. 1786 Binsheng Road, Binjiang District, Hangzhou, Zhejiang Province, People’s Republic of China. Except as disclosed in and expressly amended by this Amendment No. 2, all information set forth in the Schedule 13D is hereby unaffected. All capitalized terms used in this Amendment No. 2 and not otherwise defined herein have the meanings ascribed to such terms in Schedule 13D.

This Amendment No. 2 is being filed to report a decrease in the Reporting Persons’ beneficial ownership percentage due to the sale of Ordinary Shares by the Reporting Persons.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated as follows:

(a) CYN Cherish Capital Limited (“Cherish Capital”) is controlled by Mr. Jianjun Sun. Cherish Capital and Mr. Jianjun Sun are referred to collectively as the “Reporting Persons.” Cherish Capital is the holder of record of approximately 3.875% of the Issuer’s outstanding Ordinary Shares based on the number of Ordinary Shares outstanding as of May 22, 2020. Mr. Sun beneficially hold approximately 3.875% of the Issuer’s outstanding Ordinary Shares through his 100% ownership of Cherish Capital.

(b) The address of the principal business and principal office of Cherish Capital is Start Chambers, Wickham’s Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands. The residential address of Mr. Sun is Room 501, unit 2, Building 4, Fu Xing Cheng Shi Jia Yuan, Shangcheng District, Hangzhou.

(c) The principal business of Cherish Capital is to act as an investment holding company. Mr. Sun is the sole director of Cherish Capital and holds 100% of the equity ownership of Cherish Capital.

(d) During the past five years, none of the Reporting Persons or to the knowledge of the Reporting Persons, the persons identified in this Item 2, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, none of the Reporting Persons or to the knowledge of the Reporting Persons, the persons identified in this Item 2, have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was the subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal and state securities laws of findings any violation with respect to such laws.

(f) Cherish Capital is a British Virgin Islands company. Mr. Jianjun Sun is a citizen of the People’s Republic of China.

CUSIP Number: G28365 107

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and restated as follows:

(a) The aggregate number and percentage of Ordinary Shares beneficially or directly owned by the Reporting Persons is based upon a total of 11,421,393 Ordinary Shares outstanding as of May 22, 2020. The Reporting Persons beneficially own 442,524 Ordinary Shares, representing approximately 3.875% of the issued and outstanding Ordinary Shares of the Issuer.

(b)  Cherish Capital is the direct beneficial owner of 442,524 Ordinary Shares. Mr. Jianjun Sun, by virtue of being the sole shareholder of Cherish Capital, may be deemed to possess indirect beneficial ownership of those Ordinary Shares. As such, Mr. Jianjun Sun has indirect, sole voting power and indirect, sole dispositive power with respect to the 442,524 Ordinary Shares.

(c) Other than as described herein, the Reporting Persons have not affected any transactions in Ordinary Shares during the 60 days preceding the date of this report.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Other than as described in this Statement, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between the Reporting Persons and any other persons with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Share Purchase Agreements:

On October 8, 2019, Cherish Capital entered into a series of share purchase agreements with the following residents of the People’s Republic of China: Hongzhen Feng, Jianping Feng, Houchen Lv, Jin Xu, Kaijie Ju, Qinxiao Li, Yilong Xu, Shen Yang, Xiaoqin Yu, and Liqing Zheng (the “Purchasers”). Pursuant to such share purchase agreements, Cherish Capital sold 1,431,640 Ordinary Shares to the aforementioned Purchasers for an aggregate purchase price of $2,147,460 (US$1.50 per share).`

CUSIP Number: G28365 107

Item 7.	Material to Be Filed as Exhibits.

Exhibit 99.1	Joint Filing Agreement date May 22, 2020
Exhibit 99.2	Share Purchase Agreement dated October 8, 2019 by and between CYN Cherish Capital Limited and Hongzhen Feng
Exhibit 99.3	Share Purchase Agreement dated October 8, 2019 by and between CYN Cherish Capital Limited and Jianping Feng
Exhibit 99.4	Share Purchase Agreement dated October 8, 2019 by and between CYN Cherish Capital Limited and Houchen Lv
Exhibit 99.5	Share Purchase Agreement dated October 8, 2019 by and between CYN Cherish Capital Limited and Jin Xu
Exhibit 99.6	Share Purchase Agreement dated October 8, 2019 by and between CYN Cherish Capital Limited and Kaijie Ju
Exhibit 99.7	Share Purchase Agreement dated October 8, 2019 by and between CYN Cherish Capital Limited and Xiaoqin Li
Exhibit 99.8	Share Purchase Agreement dated October 8, 2019 by and between CYN Cherish Capital Limited and Liyong Xu
Exhibit 99.9	Share Purchase Agreement dated October 8, 2019 by and between CYN Cherish Capital Limited and Shen Yang
Exhibit 99.10	Share Purchase Agreement dated October 8, 2019 by and between CYN Cherish Capital Limited and Xiaoqin Yu
Exhibit 99.11	Share Purchase Agreement dated October 8, 2019 by and between CYN Cherish Capital Limited and Liqing Zheng

CUSIP Number: G28365 107

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 22, 2020

CYN Cherish Capital Limited

By:	/s/ Jianjun Sun
Name:	Jianjun Sun
Title:	Sole Director

/s/ Jianjun Sun
Jianjun Sun